The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

PAUL DUDEK

April 15, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No.82-4677</u>

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Recapitalization of Mitsui Trust Financial Group and Acceptance of Outside Capital by Mitsui Asset Trust & Banking Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dw 4/19

March 26, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
(Code No: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Recapitalization of Mitsui Trust Financial Group and Acceptance of Outside Capital by Mitsui Asset Trust and Banking Co., Ltd.

Mitsui Trust Financial Group has endeavored to strengthen the capital base of its Group and strengthen the financial standing of Mitsui Asset Trust and Banking Co., Ltd. by capital participation from closely related companies, totaling approximately ¥100 billion. To enhance its capital base, the issuing of preferred subscription certificates totaling ¥57.1 billion and payment for such certificates through a overseas special purpose company wholly owned by Mitsui Trust Holdings, Inc. was completed on March 25, 2002 (Monday). With this step, The Chuo Mitsui Trust and Banking Co., Ltd. plans to increase its capital by allocating new shares to Mitsui Trust Holdings by means of a private placement in the near future.

In addition, for Mitsui Asset Trust and Banking Co., Ltd., the transfer of the wholesale trust division (pension and securities trust division) from The Chuo Mitsui Trust and Banking Co., Ltd. by company-split (*kaisha bunkatsu*) was also completed on March 25, 2002 (Monday), with an outside capital participation totaling approximately ¥40 billion in sight, of which an agreement for the transfer of shares worth ¥25.5 billion was made on March 26. An agreement on the transfer of the remaining shares will also be made in the near future.

With this transfer, the Mitsui Trust Financial Group will complete a series of measures to reform its management structure, including an improvement in its financial standing, and will endeavor to respond to customers needs as a "leading trust bank," as well as improving the interests of shareholders.

A profile of Mitsui Asset Trust and Banking Co., Ltd., which has started to operate as wholesale trust bank of the Mitsui Trust Financial Group, is given in the Attachment.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

Profile of Mitsui Asset Trust and Banking Co., Ltd.

1. Trade Name: Mitsui Asset Trust and Banking Company, Limited
2. Head Office: 4-10, Nihonbashi-Honcho 3-chome, Chuo-ku, Tokyo
3. Business Activities: Pension trust and securities trust business, etc.
4. Trust Assets, etc.: approximately ¥35 trillion (as of the end of December 2001)
5. Capital: ¥11 billion
6. Capital Structure: Mitsui Trust Holdings, Inc. - 89.8%
   Closely related companies - 10.2%
   (The final capital participation of closely related companies is to reach about 15.6% .)
7. Number of Employees: approximately 1,000
8. Credit Ratings: The Bank has been assigned the following ratings:

○ Moody's Investors Service:	Long-term deposit rating:	A3
	Short-term deposit rating:	Prime-1
	Financial strength rating:	C
	Outlook on ratings:	Stable
○ Japan Credit Rating Agency:	Long-term senior debt rating:	A

9. Directors, Corporate Auditors, and Executive Officers

President: Kazuo Tanabe
(current: Deputy President of Mitsui Trust Holdings, Inc.)

Director and Senior Executive Officer: Teruo Watanabe
(former: Senior Executive Officer and General Manager of Asset Management Dept. of The Chuo Mitsui Trust and Banking Co., Ltd.)

Director and Senior Executive Officer: Osamu Muramatsu
(former: Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.)

Senior Executive Officer: Tadashi Muto
(former: Executive Officer and General Manager of Pension Planning Dept. of The Chuo Mitsui Trust and Banking Co., Ltd.)

Executive Officer: Toshinao Sakai
(former: General Manager of Trust Assets Planning Dept. of The Chuo Mitsui Trust and Banking Co., Ltd.)

Corporate Auditor: Kazuho Oda
(former: Corporate Auditor of The Chuo Mitsui Trust and

Banking Co., Ltd.)

Corporate Auditor (part-time): Yasuhiro Tanaka

Corporate Auditor (part-time): Yuji Otsuki

10. Organizational chart


Business Headquarters
Shareholders Meeting
Corporate Auditor/Board of Auditors
Board of Directors
Executive Committee
Management Planning/General Administration Section
Planning/ Administration
Risk Management
Corporate Planning Department
Administration Department
Systems Integration Department
Corporate Risk Management Department
Business Promotion Section
Trust Assets Planning Department
Pension Planning Department
Securities Business Department
Pension Trust Department
Structured Finance Department
Asset Management Section
Asset Management Department
Asset Administration Section
Securities Administration and Services Department
Internal Control Section
Internal Audit Department
Sub-branch
Institutional Business Department
Pension Business Department I
Pension Business Department II
Pension Business Department III
Pension Business Department IV
Sendai Branch
Yokohama Branch
Nagoya Branch
Osaka Branch
Fukuoka Branch

Mitsui Asset Trust and Banking Co., Ltd. will endeavor to develop more sophisticated expertise in the future and to provide optimum solutions to the customers needs, thereby aiming to becoming the sole strategic partner of its customers.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department